Value Line Funds Variable Trust
7 Times Square, 21st Floor
New York, New York 10036-6524

December 11, 2014

Via Edgar Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Sonny Oh

Re:	Registration Statement on Form N-1A of the Value Line Funds Variable Trust (33-16245; 811-05276)

Dear Mr. Oh:

On behalf of the above named Registrant (the “Trust”), this letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally to Ms. Gretchen Passe Roin and Ms. Amanda C. Border of Wilmer Cutler Pickering Hale and Dorr LLP on December 10, 2014, relating to post-effective amendment no. 36 (the “Amendment”) to the registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, of the Trust with respect to its series, the Value Line VIP Equity Advantage Fund (the “Fund”) which was filed with the Commission on December 5, 2014. For the staff’s convenience, its comments are restated below, followed by the Fund’s responses. Unless otherwise indicated, all page numbers refer to the Amendment.

Comment 1

Please remove the phrase “since the Fund had not commenced operations” on page B-16 of the statement of additional information.

Response 1

Accepted.

Comment 2

Please include a statement on page B-22 that the identity of each service provider named generally in that section as having an ongoing arrangement to receive information about the Fund’s portfolio securities is disclosed elsewhere in the statement of additional information.

Response 2

Accepted.

December 11, 2014
Mr. Sonny Oh

Comment 3

Please revise the date of the prospectus and information to a date approximate to the date of effectiveness.

Response 3

Accepted.

*******************

Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Trust acknowledges the following:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Trust may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The above referenced changes will be reflected in a filing made pursuant to Rule 497(c) under the Securities Act which will be made today. The Trust requests acceleration of the Amendment to become effective today.

We trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce or Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440 and (617) 526-6787, respectively.

Very truly yours,

By:	/s/ Peter D. Lowenstein
Peter D. Lowenstein
Legal Counsel to the Trust

cc:	Leonard A. Pierce, Esq.
Gretchen Passe Roin, Esq.